SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

RCS Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

74937W 102

(CUSIP Number)

NICHOLAS S. SCHORSCH

RCAP Holdings, LLC

405 Park Ave., 14th Floor

New York, NY 10022

(866) 904-2988

Copies to:

PETER M. FASS

JAMES P. GERKIS

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74937W 102

1.	Names of Reporting Persons. RCAP Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) <0.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74937W 102

1.	Names of Reporting Persons. Nicholas S. Schorsch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,432,103

	8.	Shared Voting Power 1

	9.	Sole Dispositive Power 19,432,103

	10.	Shared Dispositive Power 1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,432,104

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74937W 102

1.	Names of Reporting Persons. William M. Kahane

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,128,078

	8.	Shared Voting Power 1

	9.	Sole Dispositive Power 4,128,078

	10.	Shared Dispositive Power 1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,079

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, $0.001 par value per share (“Class A Common Stock”), of RCS Capital Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 405 Park Avenue, 14th Floor, New York, New York 10022.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed jointly by and on behalf of the persons listed below, which persons are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(i) RCAP Holdings, LLC, a Delaware limited liability company (“RCAP Holdings”). RCAP Holdings’ principal business is to serve as a holding company for securities of the Issuer.

(ii) RCAP Equity, LLC, a Delaware limited liability company (“RCAP Equity”). RCAP Equity’s principal business is to serve as a holding company for securities of the Issuer.

(ii) Nicholas S. Schorsch, manager of each of RCAP Holdings and RCAP Equity.

(iii) William M. Kahane, manager of each of RCAP Holdings and RCAP Equity.

Messrs. Schorsch and Kahane may comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). As indicated in row 2 of the cover page for each of Messrs. Schorsch and Kahane, each person disclaims the existence of a group.

The address of the principal office and principal business of each Reporting Person is 405 Park Ave., 14th Floor, New York, New York 10022.

(d)-(e)

During the past five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of Messrs. Schorsch and Kahane is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The disclosure in Item 5(c) and Item 6 of this Schedule 13D is incorporated herein by reference.
Item 4.	Purpose of Transaction

Each Reporting Person purchased the shares of Class A Common Stock for investment purposes. Additionally, as the managers of RCAP Holdings, the holder of the one share of Issuer’s Class B common stock, $0.001 par value per share (“Class B Common Stock”), Messrs. Schorsch and Kahane have the ability to control the Issuer. Consistent with the Reporting Persons’ investment purposes and Messrs. Schorsch and Kahane’s exercise of control, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions and implement changes, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, spin-off transactions, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) below.

 The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing or disposing Class A Common Stock or other financial instruments of or related to the Issuer, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

The disclosure in Item 6 of this Schedule 13D is incorporated herein by reference.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer’s business or corporate structure;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)   Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a-b) Rows 11-13 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference. If Messrs. Schorsch and Kahane comprise a group, then such group would beneficially own 23,560,182 shares of Class A Common Stock, which represents 35.5% of the outstanding Class A Common Stock.

The amount of Class A Common Stock beneficially owned by RCAP Holdings and Messrs. Schorsch and Kahane includes one Class B Operating Subsidiaries Unit (as defined below) that is exchangeable into one share of Class A Common Stock. A “Class B Operating Subsidiaries Unit” refers to a unit consisting of one Class B unit of each of Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC, each an operating subsidiary of the Issuer (the “Operating Subsidiaries”). The percentage of Class A Common Stock beneficially owned is based on 66,462,246 shares of Class A Common Stock outstanding as of November 14, 2014.

   (b) Rows 7-10 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference. RCAP Holdings, Mr. Schorsch and Mr. Kahane share voting and dispositive power over one share of Class A Common Stock (the “RCAP Holdings Share”) beneficially owned by each of them. RCAP Holdings directly holds the RCAP Holdings Share. Each of Mr. Schorsch and Mr. Kahane, as a manager of RCAP Holdings, has the power to direct the voting and disposition of the RCAP Holdings Share.

(c) On December 31, 2014, pursuant to the Redemption and Exchange Agreement (as defined in Item 6), each member of RCS Capital Management, LLC (“Manager”), including Messrs. Schorsch and Kahane, converted their Class C Units in Holdings (as defined in Item 6) into shares of Class A Common Stock. Accordingly, Messrs. Schorsch and Kahane acquired beneficial ownership of 197,638 shares and 42,040 shares of Class A Common Stock, respectively.

On August 28, 2014, RCAP Equity made a pro rata distribution to its members of all shares of Class A Common Stock that it previously held directly (the “RCAP Equity Distribution”). Accordingly, following the RCAP Equity Distribution, RCAP Equity ceased to beneficially own any shares of Class A Common Stock. Messrs. Schorsch and Kahane received 7,118,947 shares and 1,513,874 shares of Class A Common Stock, respectively, in the RCAP Equity Distribution.

On June 30, 2014, RCAP Holdings made a pro rata distribution to its members of all shares of Class A Common Stock that it previously held directly (the “RCAP Holdings Distribution”). The RCAP Holdings Distribution did not include the one Class B Operating Subsidiaries Unit, exchangeable into one share of Class A Common Stock, that RCAP Holdings directly held. Accordingly, following the RCAP Holdings Distribution, RCAP Holdings beneficially owns one share of Class A Common Stock. Messrs. Schorsch and Kahane received 12,095,518 shares and 2,572,164 shares of Class A Common Stock, respectively, in the RCAP Holdings Distribution.

On June 30, 2014, pursuant to the Contribution Agreement (as defined in Item 6), RCAP Holdings received 11,264,929 shares of Class A Common Stock in exchange for its contribution of all of the issued and outstanding shares of common stock of First Allied Holdings Inc. (“First Allied”) to the Issuer. As a manager of RCAP Holdings, each of Messrs. Schorsch and Kahane is deemed to have acquired beneficial ownership of these shares.

On June 30, 2014, RCAP Holdings transferred 86,956 shares of Class A Common Stock, as Exchange Shares (as defined in Item 6), to holders of the First Allied Notes (as defined in Item 6), as a partial exchange of the First Allied Notes. Pursuant to the First Allied Notes, the exchange price was $23 per share.

On June 10, 2014, pursuant to the Underwriting Agreement (as defined in Item 6), RCAP Holdings sold 5,000,000 shares of Class A Common Stock at a public offering price of $20.25 per share, with $1.215 per share in underwriting discounts and commissions. The 5,000,000 shares were offered and sold pursuant to a Registration Statement on Form S-1 (File no. 333-193925). As a manager of RCAP Holdings, each of Messrs. Schorsch and Kahane is deemed to have sold beneficial ownership of these shares.

On April 28, 2014, in connection with RCAP Holdings’ entry into the Bank Facilities (as defined in Item 6) and the completion of the Cetera Merger (as defined in Item 6), RCAP Holdings transferred 11,200,000 shares of Class A Common Stock to RCAP Equity. This transfer was a condition to the removal of RCAP Holdings as an obligor on the Original FA Acquisition Indebtdness (as defined in Item 6), and the addition of a separate closely held entity controlled by Messrs. Schorsch and Kahane, AR Capital, LLC (“American Realty Capital”), which had been a guarantor under the Original FA Acquisition Indebtedness, as the borrower under the Original FA Acquisition Indebtedness (the “Refinancing”). In connection with the Refinancing, RCAP Equity pledged the RCAP Equity Shares to secure American Realty Capital’s obligation under the refinanced indebtedness.

On April 11, 2014, Mr. Schorsch purchased 20,000 shares of Class A Common Stock in open market transactions using his personal funds. Of these shares, (i) 10,000 shares were purchased at a weighted average price per share of $31.2175, with transactions at prices ranging from $30.57 to $31.56; (ii) 6,057 shares were purchased at a weighted average price per share of $32.4368, with transactions at prices ranging from $31.90 to $32.70 and (iii) 3,943 shares were purchased at a weighted average price per share of $33.0135, with transactions at prices ranging from $32.90 to $33.10. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

On February 11, 2014, pursuant to the Exchange Agreement (as defined in Item 6), RCAP Holdings exchanged 23,999,999 Class B Operating Subsidiaries Units for 23,999,999 shares of Class A Common Stock (the “Exchange”). As a manager of RCAP Holdings, each of Messrs. Schorsch and Kahane was deemed to have acquired beneficial ownership of these shares.

The following table sets forth all transactions with respect to the Class A Common Stock effected by each Reporting Person, other than RCAP Equity, during the 60 days including and preceding August 19, 2013, which is the date of the event that requires the filing of this Schedule 13D. All transactions reflected below were purchases made by RCAP Holdings in open market transactions using funds from working capital.

Date	Number of Common Shares	Weighted Average Price Per Share (Excluding Commissions)
June 21, 2013	7,000	$17.6002(1)
June 26, 2013	4,000	$16.6889(2)
June 27, 2013	6,000	$16.7596(3)
June 28, 2013	4,000	$16.9498(4)
July 1, 2013	2,000	$16.849
July 2, 2013	2,000	$16.9930(5)
July 3, 2013	1,500	$16.9033(6)
July 5, 2013	2,000	$16.7325
July 9, 2013	3,000	$16.3493
July 10, 2013	4,000	$16.0993
July 11, 2013	2,000	$15.9578
August 7, 2013	2,000	$15.69(7)
August 19, 2013	2,000	$16.1834(8)

(1) Reflects weighted average per share price of separately priced transactions at a range of $17.45-$17.66. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

(2) Reflects weighted average per share price of separately priced transactions at a range of $16.60-$16.90. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

(3) Reflects weighted average per share price of separately priced transactions at a range of $16.70-$16.80. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

(4) Reflects weighted average per share price of separately priced transactions at a range of $16.84-$16.99. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

(5) Reflects weighted average per share price of separately priced transactions at a range of $16.95-$17.05. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

(6) Reflects weighted average per share price of separately priced transactions at a range of $16.85-$17.01. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

(7) Reflects weighted average per share price of separately priced transactions at a range of $15.64-$15.70. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

(8) Reflects weighted average per share price of separately priced transactions at a range of $16.03-$16.35. Upon the request of the Commission staff, full information regarding the number of shares purchased at each separate price will be provided.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Following the RCAP Equity Distribution on August 28, 2014, RCAP Equity ceased to be the beneficial owner of any shares of the Class A Common Stock.

Following the RCAP Holdings Distribution on June 30, 2014, RCAP Holdings ceased to be the beneficial owner of any shares of the Class A Common Stock. However, RCAP Holdings continues to control the Issuer through its ownership of the sole outstanding share of the Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On June 10, 2013, the Issuer, RCAP Holdings and Manager entered into a registration rights agreement pursuant to which the Issuer granted (i) RCAP Holdings, its affiliates and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register under the Securities Act of 1933 (the “Securities Act”) shares of the Class A Common Stock issuable upon exchange of the Class B Operating Subsidiaries Units (and cancellation of corresponding shares of the Class B Common Stock) held or acquired by them, and (ii) Manager, its affiliates and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register under the Securities Act any equity-based awards granted to Manager under the Equity Plan (defined below). Under the registration rights agreement, the shareholders party thereto have the right to request the Issuer to register the sale of its shares and also have the right to require the Issuer to make available shelf registration statements, at such time as the Issuer may be eligible to file shelf registration statements, permitting sales of shares into the market from time to time over an extended period. In addition, the agreement gives the shareholders party thereto the ability to exercise certain piggyback registration rights in connection with registered offerings requested by the shareholders party thereto or initiated by the Issuer.

Exchange Agreement

On June 10, 2013, the Issuer and RCAP Holdings entered into an exchange agreement (the “Exchange Agreement”) under which RCAP Holdings has the right, from time to time, to exchange its Class B Operating Subsidiaries Units for shares of Class A Common Stock on a one-for-one basis. In connection with an exchange, a corresponding number of shares of the Class B Common Stock will be cancelled.

On February 11, 2014, the Issuer and RCAP Holdings entered into a First Amendment to the Exchange Agreement (the “Amendment”). The purpose of the Amendment was to amend the Exchange Agreement so as to permit an exchange by RCAP Holdings of its Class B Operating Subsidiaries Units for shares of the Class A Common Stock, and the related cancellation of a corresponding number of shares of Class B Common Stock thereunder, to be treated as a contribution by RCAP Holdings of its equity interests in each of the Operating Subsidiaries to the Issuer in a transaction intending to qualify as tax-free under Section 351 of the United States Internal Revenue Code of 1986, as amended.

RCS Capital Corporation Equity Plan

The RCS Capital Corporation Equity Plan (as amended, the “Equity Plan”), which was established by the Issuer, provides for the grant of stock options, restricted shares of Class A Common Stock, restricted stock units, dividend equivalent rights and other equity-based awards of the Issuer. Each of Messrs. Schorsch and Kahane is eligible to participate in the Equity Plan.

First Allied Notes

On September 25, 2013, RCAP Holdings acquired First Allied pursuant to the Agreement and Plan of Merger dated as of June 5, 2013, among RCAP Holdings, First Allied and the others parties named therein. As partial consideration for such acquisition, RCAP Holdings issued a series of exchangeable promissory notes to certain former stockholders of First Allied, in the aggregate principal amount of $26 million (the “First Allied Notes”). The First Allied Notes bear an interest rate of 5% per annum and mature on September 25, 2016 (the “Maturity Date”).

The holders of the First Allied Notes have the right, on the terms and subject to the conditions set forth therein, to elect to exchange the outstanding principal amount of the notes and the accrued and unpaid interest with respect thereto (or any portion of such amount), through and up to the Maturity Date, into publicly traded shares of common stock of any corporation that (i) is an affiliate of RCAP Holdings, (ii) has a class of common equity securities registered under Section 12(b) of the Exchange Act, (iii) is not a direct investment program, and (iv) is not a company organized for the purpose of making investments in real estate assets, or securities or debt involving real estate assets (such shares, “Exchange Shares,” and such corporation, the “Public Company”), at a per unit exchange rate as defined by notes. As soon as practicable after receipt of notice of election of the exchange right (and in any event no later than 30 days following receipt thereof), RCAP Holdings will, at its election, either (i) deliver to the applicable holder Exchange Shares plus a cash payment in respect of the interest accrued from the date immediately following the exchange notice date through the date on which such Exchange Shares are delivered, or (ii) pay cash to the holder in lieu of delivering Exchange Shares. The First Allied Notes also provide that they will be accelerated upon certain changes of control, as defined in the notes, of the Public Company. As of the date of this Schedule 13D, the Issuer is the only entity that meets the definition of a Public Company.

Pledge of Class A Common Stock in Connection with First Allied Acquisition Indebtedness

On September 25, 2013, to finance part of the cash merger consideration paid by RCAP Holdings to acquire First Allied, $40 million was borrowed by RCAP Holdings from Bank of America (the “Original FA Acquisition Indebtedness”), which was secured by a pledge of substantially all the assets and equity interests owned by RCAP Holdings (including shares of Class A Common Stock and Class B Common Stock held by RCAP Holdings), American Realty Capital and certain subsidiaries of American Realty Capital.

On April 28, 2014, in connection with the Issuer’s and RCAP Holdings’ entry into the Bank Facilities (as defined below) and the completion of the Cetera Merger (as defined below), the Original FA Acquisition Indebtedness was refinanced to remove RCAP Holdings as an obligor and to add American Realty Capital, which had been a guarantor under the Original FA Acquisition Indebtedness, as the borrower. The refinanced indebtedness is otherwise on substantially similar terms as the Original FA Acquisition Indebtedness, including the same principal amount and the same maturity.

As a condition of this refinancing, RCAP Holdings transferred 11,200,000 shares of Class A Common Stock to RCAP Equity, LLC, and such shares were then used to secure American Realty Capital’s obligation under the refinanced indebtedness.

The “Bank Facilities” refers to: (i) a $575 million senior secured first lien term loan facility having a term of five years; (ii) a $150 million senior secured second lien term loan facility, having a term of seven years; and (iii) a $25 million senior secured first lien revolving credit facility having a term of three years.

Modification of Class B Common Stock Anti-Dilution Provisions

On January 16, 2014, RCAP Holdings and its members, including Messrs. Schorsch and Kahane, agreed with Luxor to use their reasonable best efforts to cause the Issuer to amend the rights of the Class B Common Stock to modify its anti-dilution provisions, subject to the approval of the Issuer’s board of directors, or pursuant to a vote of the Issuer’s stockholders, so that, beginning 24 months after the consummation of the Issuer’s corporate reorganization, or February 11, 2016, and subject to obtaining the affirmative vote of all outstanding common stock (other than any outstanding Class B Common Stock), the Issuer may redeem beneficial ownership of any outstanding Class B Common Stock owned by RCAP Holdings or its members, including Messrs. Schorsch and Kahane, for cash in the following amounts: (i) $50 million, if at the time of election the closing price of Class A Common Stock is equal to or less than $30 per share; or (ii) $50 million plus a prorated incremental amount, if at the time of election the closing price of Class A Common Stock is greater than $30 per share.

First Allied Contribution Agreement

On April 3, 2014, RCAP Holdings and the Issuer entered into a contribution agreement (the “Contribution Agreement”) relating to the contribution by RCAP Holdings of all its equity interests in First Allied to the Issuer (the “Contribution”). On June 30, 2014, RCAP Holdings and the Issuer completed the Contribution. Pursuant to the Contribution Agreement, the Issuer issued to RCAP Holdings 11,264,929 shares of Class A Common Stock. The number of shares of Class A Common Stock issued in the Contribution was determined based on a valuation of $207,500,000 for First Allied divided by $18.42 per share, the volume-weighted average price of the Class A Common Stock on January 15, 2014, the day prior to the date of the Cetera Merger Agreement (as defined below). The value of the shares of Class A common stock issued as the Contribution was $239,154,443, based on $21.23, the closing price per share of Class A Common Stock on June 30, 2014.

Pledge of Class A Common Stock and Class B Common Stock in Connection with Bank Facilities

On April 29, 2014, RCAP Holdings pledged substantially all of its assets, including its shares of Class A Common Stock and the sole outstanding share of Class B Common Stock that it held at such time, to secure the Bank Facilities.

Luxor Securities Purchase Agreement

On April 29, 2014, in connection with the consummation of the Cetera Merger (as defined below), the Issuer and RCAP Holdings entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Luxor Capital Group, LP (“Luxor”) and certain other investors identified therein (collectively, the “Investors”), pursuant to which the Issuer agreed to sell to the Investors, and the Investors agreed to purchase from the Issuer, (i) 14,657,980 shares of a new series of the Issuer’s convertible preferred stock, par value $0.001 per share, designated as 7% Series A Convertible Preferred Stock (the “Convertible Preferred Stock”) for $270 million of liquidation preference, at a purchase price of $16.37333 per share, for an aggregate purchase price of $240 million, (ii) $120 million (face amount) of 5% convertible senior notes (the “Convertible Notes”) issued at a price of $666.67 per $1,000 of par value (for gross proceeds to the Issuer upon issuance of $80 million) and (iii) (a) if the Issuer raises at least $150 million in gross proceeds in a well-marketed, underwritten public offering, at the same price as the shares sold in a well-marketed, underwritten public offering, $50 million of Class A Common Stock and (b) if the Company raises less than $150 million in a well-marketed, underwritten public offering, a number of shares of Class A Common Stock the proceeds from which are equivalent to one-third of the gross proceeds actually received by the Issuer from a well-marketed, underwritten public offering (together with the Convertible Preferred Stock and the Convertible Notes, the “Luxor Securities”). The Issuer raised more than $150 million in gross proceeds pursuant to the Underwriting Agreement (as defined below). Accordingly, Luxor and the Investors purchased $50 million of Class A Common Stock.

On June 10, 2014, the Issuer, RCAP Holdings, Luxor and the Investors amended the Securities Purchase Agreement to: (i) extended the date by which the Issuer is obligated to file with the Securities and Exchange Commission a continuously effective resale registration statement for the Luxor Securities from June 13, 2014 to July 1, 2014; and (ii) restated the provision related to the transfer of the Luxor Securities to eliminate a requirement that Luxor deliver an opinion of counsel prior to a transfer of the Luxor Securities.

“The Cetera Merger” refers to the transaction contemplated by the agreement and plan of merger dated as of January 16, 2014, among the Issuer, Clifford Acquisition, Inc., Cetera Financial Holdings, Inc. (“Cetera”) and Lightyear Capital LLC (the “Cetera Merger Agreement”). On April 29, 2014, the Issuer consummated the Cetera Merger and completed its acquisition of Cetera.

Put & Call Agreement

 In connection with the Securities Purchase Agreement, certain investors (the “Manager Investors”) purchased a percentage of the membership interests in Manager (the “Luxor Percentage Interest”). On April 29, 2014, in connection with the Securities Purchase Agreement, the Manager Investors, the Issuer and the members of Manager, including Messrs. Schorsch and Kahane, entered into a put & call agreement (the “Put & Call Agreement”). Pursuant to the Put & Call Agreement, (i) the Issuer will have the right, commencing on the earlier of December 29, 2016 or the occurrence of a change of control of Luxor, to repurchase the Luxor Percentage Interest from the Manager Investors in exchange for its fair market value (as determined by the Issuer and the Manager Investors pursuant to the Put & Call Agreement) in shares of Class A Common Stock (or, at the Issuer’s election, a cash equivalent); and (ii) the Manager Investors currently has the right to require the Issuer to purchase the Luxor Percentage Interest in exchange for a number of shares of Class A Common Stock (or, at the Issuer’s election, a cash equivalent) that is equal to 15% multiplied by the then existing Luxor Percentage Interest multiplied by the then outstanding number of shares of Class A Common Stock (assuming the conversion immediately prior thereto of the then outstanding Convertible Notes and Convertible Preferred Stock).

The Put & Call Agreement also provides that the members of Manager, including Messrs. Schorsch and Kahane, may elect to purchase all of the Luxor Percentage Interest offered to the Issuer upon exercise of the Manager Investors’ put or the Issuer’s call right for an amount equal to the value of Class A Common Stock required to be delivered by the Issuer by paying cash, delivering shares of Class A Common Stock or a combination thereof. If the Issuer is prohibited by the Bank Facilities from purchasing the Luxor Percentage Interest, the members of Manager, including Messrs. Schorsch and Kahane, will be required to purchase the Luxor Percentage Interest under the same terms.

Underwriting Agreement

On June 4, 2014, RCAP Holdings and the Issuer, on one hand, and Merrill Lynch, Pierce Fenner & Smith Incorporated and Barclays Capital Inc., for themselves and as representatives of the other underwriters named in the agreement (collectively, the “Underwriters”), on the other hand, entered into an underwriting agreement (the “Underwriting Agreement”) relating to the sale by RCAP Holdings of 5,000,000 shares of Class A Common Stock to the Underwriters at a public offering price of $20.25 per share, less underwriting discounts and commissions of $1.215 per share. The transactions contemplated by the Underwriting Agreement were consummated on June 10, 2014.

Redemption and Exchange Agreement

Pursuant to a Redemption and Exchange Agreement entered into December 31, 2014 among the Issuer, RCS Holdings, LLC (“Holdings”) and the members of Manager, including Messrs. Schorsch and Kahane, (the “Redemption and Exchange Agreement”), each of Messrs. Schorsch and Kahane exchanged their Class C Units in Holdings for shares of Class A Common Stock, and all applicable notice and delivery waiting period requirements were waived.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated February 17, 2015 among the Reporting Persons, filed hereweith

Exhibit 2	Registration Rights Agreement among RCS Capital Corporation and the Shareholders Party Thereto, dated as of June 10, 2013, incorporated by reference to Exhibit 10.4 to the Issuer’s Form 10-Q for the quarter ended June 30, 2013, filed on August 2, 2013

Exhibit 3	Exchange Agreement between RCS Capital Corporation and RCAP Holdings, LLC, dated as of June 10, 2013, incorporated by reference to Exhibit 10.5 to the Issuer’s Form 10-Q for the quarter ended June 30, 2013, filed on August 2, 2013

Exhibit 4	First Amendment to the Exchange Agreement between RCS Capital Corporation and RCAP Holdings, LLC, dated as of February 11, 2014, incorporated by reference to Exhibit 10.6 to the Issuer’s Form 10-K for the year ended December 31, 2013, filed on February 28, 2014

Exhibit 5	RCS Capital Corporation Equity Plan, incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-8 (Reg. No. 333-194018), filed on February 19, 2014

Exhibit 6	Form of Exchangeable Promissory note, filed herewith

Exhibit 7	Letter, dated January 16, 2014, among Luxor Capital Group, LP and the members of RCAP Holdings, LLC, filed herewith

Exhibit 8	Contribution Agreement between RCS Capital Corporation and RCAP Holdings, LLC, dated as of April 3, 2014, incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on April 7, 2014

Exhibit 9	Securities Purchase Agreement by and among RCS Capital Corporation, RCAP Holdings, LLC and Luxor Capital Group, LP and certain other Investors identified herein, dated as of April 29, 2014, incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on May 2, 2014

Exhibit 10	Put & Call Agreement, dated as of April 29, 2014, by and among Luxor Capital Partners, LP, Blue Sands B Inc., Blue Sands C Inc., Blue Sands D. Inc., RCS Capital Corporation and the existing members of RCS Capital Management, LLC, incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on May 2, 2014

Exhibit 11	Underwriting Agreement among RCS Capital Corporation, RCAP Holdings, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and each of the underwriters named in Schedule A thereto, dated as of June 4, 2014, filed herewith

Exhibit 12	Redemption and Exchange Agreement, dated as of December 31, 2014, among RCS Capital Corporation, RCS Holdings, LLC and each member of RCS Capital Management, LLC, filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCAP HOLDINGS, LLC

By:	/s/ William M. Kahane
Name: William M. Kahane
Title: Manager

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

/s/ William M. Kahane
William M. Kahane

Date: February 17, 2015